VIA EDGAR

April 29, 2008

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Reference:	DRS Technologies, Inc.
Form 10-K for the year ended March 31, 2007 — Filed May 30, 2007
Form 10-Q for the quarterly period ended September 30, 2007 — Filed
November 9, 2007
File No. 001-08533

Dear Mr. Humphrey:

We hereby electronically transmit our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of April 15, 2008 (the “Comment Letter”).  For your convenience, we reproduced each of the Staff’s comments in this letter using bold text and numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter.

Form 10-Q for the quarterly period ended September 30, 2007

Item 1 — Financial Statements (Unaudited)

Notes to the Consolidated Financial Statements

Note 5 — Inventories, page 10

1.              We note your response to our prior comment 2.  However, we continue to disagree with your conclusion.  Based on the chronology of events (provided in your prior and current response) occurring before the issuance of your financial statements on May 30, 2007, it appears management should have been aware that significant additional costs would be incurred beyond the $3.5 million recognized as of the balance sheet date.  Furthermore, since a redesign was completed prior to the issuance of the financial statements, it appears there should have been sufficient information available for you to arrive at a reasonable range of estimates.  In this regard, it appears that you should have accrued for at least some portion of the additional costs based on such estimates.  The fact that you did not undertake an

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

effort to estimate the cost of the known redesign does not relieve your obligation to recognize such probable losses.  Therefore, we believe you should restate your financial statements to comply with paragraph 2(h) of SFAS 154 as well as paragraphs 2 and 4 of FIN 14 and paragraph 85 of SOP 81-1.

During our April 18, 2008 teleconference with the Staff, you requested that we quantify the impact of the TWS II redesign using information that would have been available to management at May 30, 2007. After extensive analysis of the then known facts, as well as discussion of the assumptions at the time of our 10-K filing, we prepared the May 30, 2007 estimate of the TWS II contract status (Contract Status).

The May 30, 2007 Contract Status supports the Company’s conclusion that the impact of the TWS II redesign was not material to the consolidated financial statements at May 30, 2007. The two key assumptions to this conclusion are the usability of on-hand components and finished units and the estimated impact of a Request for Equitable Adjustment (REA), both of which are highlighted in the table and discussed in detail below. It is important to note that the actual cost impact of the redesign estimated at May 30, 2007, was $6.6 million on a contract with over $200 million of costs yet to be incurred. The May 30, 2007 estimated redesign cost impact of $6.6 million was reflective of a relatively insignificant per unit cost increase, extended over nearly 30,000 weapon sights.

The following table presents the May 30, 2007 Contract Status, as well as the June 14, 2007 and July 26, 2007 EACs for comparative purposes:

[***Redacted***]

The following is a discussion of the significant changes to management’s assumptions and their impact to the Contract Status and EACs above.

Material, Labor, and Other Direct Costs

As stated above, included in the material, labor and other direct costs above is $6.6 million of incremental costs resulting from the redesign effort at both May 30, 2007, as well as June 14, 2007. The subsequent increase in the material, labor and other direct

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

costs from June 14, 2007 to July 26, 2007 reflects refinements of our original estimates during that period.

Transfer of Components and Finished Units

The May 30, 2007 Contract Status reflects management’s assumption that the on-hand components and finished units not used in the redesign could be sold in international military markets (see discussion of saleable inventory in footnote 5 of our June 30, 2007, Form 10-Q) and/or potentially used in other DRS programs/initiatives.  Our assumption is supported by the fact that at that time, the Company was marketing similar weapon sights into international military markets and selling similar sights to the U.S. Government under other contracts.  In addition, the component material did not represent obsolete inventory and could have been used to produce additional finished units and/or potentially used in other DRS programs/initiatives.

The preliminary June 14, 2007 EAC prepared by the Response Team contained an assumption that all of the finished units would be sold in international military markets, as discussed above, and that 50% of the on-hand components would be used on other programs.  The 50% estimate represented the Response Team’s conjecture as to what senior management would ultimately decide to do with the on-hand components.  The ultimate decision regarding the disposition of the on-hand components and finished units required the consideration, input and approval of senior management.

During the latter part of June and into July 2007, senior management went through a decision-making process to evaluate opportunities and strategies to sell and /or utilize the finished units and on-hand components.  Factors that were considered in senior management’s assessment of the on-hand components included the requirement to commit significant financial resources to convert component inventory into finished goods, an evaluation of the best use of available production capacity, as well as the evaluation of the potential use of these components on other DRS programs/initiatives. After consideration of all of the aforementioned alternatives, senior management ultimately decided to write-off the component inventory, the impact of which is reflected in the July 26, 2007 EAC.

[***Redacted***]

The analysis above continues to support our conclusion that as of the time the 10-K was filed on May 30, 2007, management did not believe the additional costs associated with the revisions to the TWS II EAC would be material to the March 31, 2007 consolidated financial statements.

2.              Additionally based on the information provided to us in your latest response, such as the fact that neither the DRS COO nor the RSTA segment president indicated to you that a significant adjustment was expected during your May 10, 2007 BOD meeting, it appears that there may be a lack of processes or controls for management to identify and arrive at reasonably dependable estimates in a timely manner.  In this regard, it appears that during the preliminary redesign and mock up testing period, management should be able to arrive at an estimated cost based on the preliminary redesign, but in this case, no effort to arrive at the estimated costs was undertaken.  Given this, please tell us how you concluded that your internal controls were operating effectively

We believe that based upon our previous responses, and the supplemental information provided in this response, our processes and controls to identify and arrive at reasonably dependable estimates in a timely manner are operating effectively.

* * * * * * * * * *

As requested in your Comment Letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 973-898-6021 should you require further information or have any questions.

Sincerely,

/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President, Chief Financial Officer
DRS Technologies, Inc.